EXHIBIT 99.3

02/CAT/ 02

Page 1 of 2

FOR IMMEDIATE RELEASE

12.00 GMT 07.00 EST Tuesday 8 January 2001

For Further Information Contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
-------------------------------        ------------------------------------
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20  7601 1000
David Chiswell, Chief Executive        Kevin Smith
Officer                                Graham Herring
John Aston, Finance Director
Rowena Gardner, Head of
Corporate Communications

Immunex Corporation                    BMC Communications/The Trout Group (USA)
-------------------------------        ----------------------------------------
Tel: 001 206 389 4363                  Tel: 001 212 477 9007
Mark R. Leahy, Director,               Brad Miles, ext 17 (media)
Investor Relations                     Brandon Lewis, ext.15 (investors)
Kris Greco, Manager,
Communications


         CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES PROGRESS IN HUMAN
                ANTIBODIES ALLIANCE WITH IMMUNEX CORPORATION
             Immunex exercises exclusive right to develop human
                 antibodies against an undisclosed target

Melbourn, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) and Immunex Corporation (NASDAQ: IMNX) announce today that Immunex has exercised an exclusive licence option in respect of development and potential commercialisation of human monoclonal antibodies.

The exercise of the option, one of eight granted by CAT to Immunex under an agreement signed in December 2000, grants Immunex the exclusive right to develop human monoclonal antibodies specific for an undisclosed disease target. Accordingly CAT has received a licence fee and will potentially receive milestone and royalty payments on future antibody-based products developed and commercialised by Immunex.

                                   -ENDS-

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Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck &
     Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst,
     Xerion and Zyomyx.
o In December 2000, CAT licensed its proprietary human phage antibody libraries to Immunex for the discovery, development and potential commercialisation of human monoclonal antibodies directed to Immunex proprietary targets. CAT and Immunex have since entered a broad collaborative alliance in respective of exclusive co-development of human antibody-based drugs against two inflammatory disease targets identified by Immunex.


Immunex Corporation
o Immunex Corporation is a biopharmaceutical company based in Seattle, Washington, and has nearly 1500 employees in the United States.
o The company discovers, develops, manufactures and markets innovative therapeutic products for the treatment of human diseases, including cancer and immunological disorders such as rheumatoid arthritis. The company's research focus has produced a pipeline of potential products that targets some of the most serious medical challenges people face, including cancer, multiple sclerosis, heart disease and asthma.


         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.